CHICKASAW CAPITAL MANAGEMENT, LLC
6075 Poplar Avenue, Suite 720
Memphis, Tennessee 38119

January 8, 2026

To:    MainGate Trust
c/o Board of Trustees

Dear Sirs:

We have been engaged as the sole investment adviser to the MainGate MLP Fund (the “Fund”), the initial series of MainGate Trust, a Delaware statutory trust (the “Trust”), pursuant to the Investment Advisory Agreement initially approved by the Trust’s Board of Trustees on January 10, 2011.

Effective as of April 1, 2026, we hereby agree to waive our advisory fee and/or reimburse certain operating expenses of the Fund, but only to the extent necessary so that the Fund’s total annual operating expenses (excluding: brokerage fees and commissions; borrowing costs, such as (a) interest and (b) dividend expenses on securities sold short; taxes, such as deferred income tax expenses; any indirect expenses, such as such as fees and expenses of acquired funds; 12b-1 fees, and extraordinary expenses) do not exceed 1.50% of the average daily net assets of each class of the Fund.

Any payment by us of the Fund’s organizational, offering or operating expenses is subject to repayment by the Fund in the three fiscal years following the fiscal year in which the payment was made; provided that the Fund is able to make the repayment without exceeding the 1.50% expense limitation.

This Agreement shall continue in place through March 31, 2027. The Board of Trustees has sole authority to terminate the expense cap prior to its expiration and to approve recoupment payments. We understand that we may not terminate this agreement prior to this date, except that we may voluntarily agree to lower the expense cap.

Very truly yours,

CHICKASAW CAPITAL MANAGEMENT, LLC

By: /s/ Geoffrey Mavar
Geoffrey Mavar, Principal

Acceptance
The foregoing is hereby accepted.
MAINGATE TRUST

By: /s/ Matthew Mead
Matthew Mead, Chief Executive Officer